UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2015 and 2014

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 22, 2016

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value (Notes 2 and 5)	$16,114,416,596	$16,429,706,628
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	2,833,752,911	2,838,158,657

Total investments	18,948,169,507	19,267,865,285
Accrued dividends and interest receivable	706,030	436,002
Employer contribution receivable	324,766,668	325,254,275
Participant contribution receivable	21,461,721	15,351,417
Participant notes receivable (Notes 1 and 2)	438,644,046	424,408,075
Other receivable	5,234,731	4,709,124

Total assets	19,738,982,703	20,038,024,178

Liabilities
Due to broker for securities purchased	474	14,465
Other payable	391,033	388,558

Total liabilities	391,507	403,023

Net assets available for benefits	$19,738,591,196	$20,037,621,155

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets available for benefits attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(502,511,506)
Investment income from mutual funds	314,275,821
Interest and dividends	31,618,187

Total non-Master Trust investment loss	(156,617,498)
Plan interest in the Stable Value Master Trust investment income	59,425,899

Total investment loss	(97,191,599)

Contributions (Note 1)
Participant	904,310,657
Employer	774,089,018

Total contributions	1,678,399,675

Interest income on participant notes receivable	18,054,881

Other income (Note 1)	66,282,285

Total additions	1,665,545,242

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	1,954,982,419
Trustee and administrative fees (Note 2)	9,592,782

Total deductions	1,964,575,201

Net decrease	(299,029,959)
Net assets available for benefits
Beginning of year	20,037,621,155

End of year	$19,738,591,196

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). Effective June 16, 2015, the Compensation and Benefits Committee of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Full-time, part-time and temporary employees paid by US payroll are eligible to participate in the Plan after hire.

Participant Contributions

All employees covered by the Plan are eligible to make pre-tax and Roth (after-tax) contributions as soon as administratively practical after employment commences. Effective January 1, 2015, each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 75% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2015 annual pre-tax contributions were limited to $18,000 for participants. Additional 2015 contributions of $6,000 were permitted for participants over age 50. Effective July 1, 2015, participants were permitted to contribute any percentage (from multiples of 1.0%) of their eligible compensation as participant contributions at any time during the year.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Employer Contributions

All employees covered by the Plan are eligible to receive company matching contributions and an annual company contribution after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution. The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if the participant has at least 10 years of vesting service) of the participant’s eligible compensation beginning the first of the month after the participant earns 12 months of vesting service.

Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $774,089,018 for 2015.

Other Income

The Plan received other income in June 2015 representing proceeds from the settlement of The Bank America Corporation Securities Litigation, a class action filed in the Federal District Court for the Southern District of New York. The payment was allocated among current and former plan participants based on the court-ordered Plan of Allocation to eligible claimants.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Participants who take a financial hardship distribution shall not be permitted to make contributions during the 6 month period beginning on the date of such distribution.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Rollovers from the Plan were no longer accepted by the Pension Plan for any benefit commencement date after June 1, 2015. Rollover elections needed to be received by May 22, 2015 in order to be effective for a June 1, 2015 commencement date. Prior to June 1, 2015, certain participants were able to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested cash balance account in the Pension Plan and account balance in this Plan both exceeded $5,000.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age, or in the event of retirement, severance, divestiture or death) and is forfeited if a participant leaves prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax) rollover, company matching, and annual company contribution. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant making the payment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance, (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made or (c) 50% of vested balance under all Plans reduced by the unpaid balance of any other loans under the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2015 and 2014.

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2015. Investment alternatives include 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective November 14, 2014, the following changes were made to the Plan’s investments:

•	The LifePath Index 2015 Fund ceased to exist. All assets of the LifePath Index 2015 Fund were automatically converted to the LifePath Index Retirement Fund.

•	The Plan began offering the LifePath Index 2060 Fund.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with a month-end.

The ASU is effective for fiscal years beginning after December 15, 2015. The Corporation has early adopted Parts I and II of these provisions retrospectively to January 1, 2015. Part III of the ASU has no impact on the Plan’s financial statements. The Plan’s financial statements for the years ended December 31, 2015 and 2014 are presented to conform to the requirements of Parts I and II of the ASU.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America Transferred Savings Account Plan and the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The Plan had an undivided interest of 67.89% and 68.50% in the assets of the Master Trust at contract value as of December 31, 2015 and 2014, respectively. The following table presents the Master Trust net assets as of December 31, 2015 and 2014.

	2015	2014
Money market funds	$181,847,999	$255,449,869
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	395,344,530	230,721,012
Constant duration synthetic guaranteed investment contracts	3,103,493,042	3,173,788,490
Insurance company separate account guaranteed investment contracts	493,665,885	483,520,045

	4,174,351,456	4,143,479,416
Accrued expenses	(283,798)	(258,638)

Total Master Trust net assets	$4,174,067,658	$4,143,220,778

Plan interest in the Stable Value Master Trust	$2,833,752,911	$2,838,158,657

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust (Continued)

The following are the changes in net assets for the Master Trust for the year ended December 31, 2015:

Net depreciation in fair value of investments	$(4)
Interest	88,292,152
Other income	4,496

Net investment income	88,296,644
Net transfers	(56,296,167)
Administrative expenses	(1,153,597)

Increase in net assets	30,846,880
Net assets:
Beginning of year	4,143,220,778

End of year	4,174,067,658

Plan interest in the Stable Value Master Trust investment income	$59,425,899

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the participating plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the participating plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust (Continued)

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds and interest bearing cash are valued at cost, which approximates fair value.

•	U.S. government and government agency obligations and common and preferred stocks are valued at the closing price reported on the active market on which the securities are traded.

•	Asset-backed securities are valued using the external broker bids, where applicable.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end.

•

Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

There have been no changes in the methodologies used as of December 31, 2015 and 2014.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$49,548,866	$613,010	$—	$50,161,876
U.S. government and government agency obligations	610,816	—	—	610,816
Asset-backed securities	—	11,090	—	11,090
Mutual funds	9,121,357,639	—	—	9,121,357,639
Collective investment funds	—	4,341,235,062	—	4,341,235,062
Common and preferred stocks	2,600,992,271	—	—	2,600,992,271
Other investments	—	2,431	45,411	47,842

Total non-Master Trust investments	$11,772,509,592	$4,341,861,593	$45,411	$16,114,416,596

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$46,685,728	$860,235	$—	$47,545,963
U.S. government and government agency obligations	673,846	—	—	673,846
Asset-backed securities	—	13,037	—	13,037
Mutual funds	9,255,422,561	—	—	9,255,422,561
Collective investment funds	—	4,287,846,901	—	4,287,846,901
Common and preferred stocks	2,838,158,463	—	—	2,838,158,463
Other investments	—	4,323	41,534	45,857

Total non-Master Trust investments	$12,140,940,598	$4,288,724,496	$41,534	$16,429,706,628

The following table sets forth the summary of changes in the fair value of the non-Master Trust’s level 3 investments for the year ended December 31, 2015:

Other Investments
Balance, beginning of year	$41,534
Net appreciation relating to non-Master Trust investments still held at reporting date	3,877

Balance, end of year	$45,411

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2015.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

7.	Related Party Transactions

The Plan’s cash funds are managed by BofA Global Capital Management, advised by BofA Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds”. BofA Global Capital Management, BofA Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of December 31, 2015 and 2014, the Plan held investments managed and administered by BofA Global Capital Management totaling $49,548,866 and $46,685,728, respectively. The Plan received interest thereon of $36,379 during the year ended December 31, 2015.

As of December 31, 2015 and 2014, the Plan held investments in Bank of America Corporation Common Stock totaling $2,600,722,986 and $2,837,874,062, respectively. The Plan earned dividends thereon of $31,541,337 during the year ended December 31, 2015.

Institutional Retirement & Benefit Services (IRBS), a division of Merrill Lynch, Pierce, Fenner and Smith, Inc. (a subsidiary of the Corporation) performs administrative services for the Plan. The Plan paid direct expenses to IRBS totaling $834,052 during 2015.

The Plan paid direct expenses to BANA totaling $232,316 during 2015.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$19,738,591,196	$20,037,621,155
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,078,712	57,155,929
Benefit obligations payable	(2,395,680)	(2,530,559)

Net assets available for benefits per Form 5500	$19,758,274,228	$20,092,246,525

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2015:

Total Plan interest in the Stable Value Master Trust investment income per the financial statements	$59,425,899
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	22,078,712
Beginning of year	(57,155,929)

Total Plan interest in the Stable Value Master Trust investment income per Form 5500	$24,348,682

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Benefits paid to plan participants per the financial statements	$1,954,982,419
Add: Benefit obligations payable at end of year	2,395,680
Less: Benefit obligations payable at beginning of year	(2,530,559)

Benefits paid to plan participants per Form 5500	$1,954,847,540

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

8.	Reconciliation to Form 5500 (Continued)

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter.

The Plan administrator believes the Plan as amended is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

10.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

11.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•

Effective January 1, 2016, the Plan added an automatic enrollment feature for employees hired on or after January 1, 2016 equal to 1% of covered compensation subject to 45-day affirmative election, and an employee welcome contribution equal to $50 per eligible participant.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

11.	Subsequent Events (Continued)

•

On April 15, 2016, the Corporation transferred BofA Global Capital Management’s investment management responsibilities, including the management of certain of the BofA Funds, to BlackRock, Inc. From April 16, 2016 to April 17, 2016, the BofA Cash Reserves were reorganized into the BlackRock Liquidity Funds TempFund Institutional Shares managed by BlackRock Advisors, LLC.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2015

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value

	Money market and interest bearing cash
	BANK OF DESOTO	CD #10649 INT MO DTD 08/06/14 1.050% DUE 08/06/19	90,000	$90,000
	BANK OF DESOTO	CD #10650 INT MO DTD 08/11/14 1.050% DUE 08/11/19	50,000	50,000
	BANK OF DESOTO	CD #13533 INT MO DTD 02/04/15 1.050% DUE 02/04/20	50,000	50,000
	BEAL BANK	CD #7500114802 INT RENVST DTD 07/11/13 1.240% DUE 07/11/18	63,010	63,010
	BEAL BANK	CD #0120632229 INT MO DTD 08/25/14 0.710% DUE 02/25/16	100,000	100,000
	BEAL BANK	CD #7500137713 INT MO DTD 11/16/15 0.660% DUE 11/16/16	70,000	70,000
*	BOFA	CASH RESERVES CAPITAL CLASS	49,148,257	49,148,257
*	BOFA	CASH RESERVES TRUST CLASS	400,609	400,609
	HILLCREST BANK	CD #8310000360 INT SEMI ANNUAL DTD 08/11/15 1.400% DUE 02/11/19	90,000	90,000
	USAA FEDERAL SAVINGS	CD #0005353200 INT MO DTD 01/06/14 0.760% DUE 01/06/16	100,000	100,000

	Total money market and interest bearing cash			50,161,876

	U.S. government and government agency obligations
	UNITED STATES TREAS NT	DTD 02/15/12 2.000% DUE 02/15/22	100,000	100,180
	UNITED STATES TREAS NT	DTD 02/18/14 2.750% DUE 02/15/24	100,000	104,160
	UNITED STATES TREAS NT	DTD 08/15/07 4.750% DUE 08/15/17	100,000	106,004
	UNITED STATES TREAS NT	DTD 08/15/13 2.500% DUE 08/15/23	50,000	51,299
	UNITED STATES TREAS NT	DTD 08/15/15 2.000% DUE 08/15/25	50,000	48,752
	UNITED STATES TREAS NT	DTD 11/15/06 4.625% DUE 11/15/16	100,000	103,277
	UNITED STATES TREAS NT	DTD 11/15/12 1.625% DUE 11/15/22	100,000	97,144

	Total U.S. government and government agency obligations			610,816

	Asset-backed securities
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	65	65
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	45	45
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	6,428	7,150
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	3,435	3,830

	Total asset-backed securities			11,090

	Mutual funds
	ALLIANCEBERNSTEIN	INTERMEDIATE BOND PORTFOLIO CL A SHARES	9,578	103,636
	BLACKROCK	GLOBAL ALLOCATION FUND CLASS I SHARES	8,095,766	145,157,082
	COLUMBIA	GLOBAL EQUITY VALUE FUND CLASS Z SHARES	10,310	117,841
	COLUMBIA	SHORT TERM BOND FUND CLASS Z SHARES	7,793	76,913
	COLUMBIA	US GOVT MTG FUND CL Z SHARES	6,020	32,630
	DEUTSCHE	SHORT DURATION FUND CL S SHARES	1,300	11,377
	DODGE & COX	STOCK FUND	8,740,682	1,422,720,772
	INVESCO VAN KAMPEN	US MORTGAGE FUND CL A SHARES	1,722	21,041
	NICHOLAS FUND INC	NICHOLAS FUND	5,191	325,554
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	4,545,054	46,359,551
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	9,930,779	100,002,949
	QS (FORMERLY LEGG MASON)	BATTERYMARCH US SMALL CAP EQUITY FUND INSTITUTIONAL SHARES	26,106,283	311,186,897
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	49,389,950	1,426,875,665
	TEMPLETON	FOREIGN EQUITY SERIES	6,623,424	126,176,229
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	12,022,226	1,886,167,048
	VANGUARD	GNMA FUND INVESTORS SHARES	27,335	291,390
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	14,011,386	143,896,932
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	12,610,857	2,353,564,191
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	11,299,403	120,225,644
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	2,003,464	194,235,852
	VANGUARD	WELLESLEY INCOME FUND INVESTOR SHARES	1,627	39,887
	VANGUARD	WELLINGTON FUND INVESTOR SHARES	19,062	701,290
	VANGUARD	WINDSOR II INVESTOR SHARES	4,002	134,078
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	69,376,135	842,920,035
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND	1,520	7,129
	WILMINGTON	MULTI-MANAGER INTERNATIONAL FUND CLASS A SHARES	872	6,026

	Total mutual funds			9,121,357,639

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2015

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	38,503,813	$566,252,481
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	21,879,665	291,625,298
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	23,469,159	312,888,480
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	25,970,254	345,754,970
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	22,114,122	293,359,305
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	21,895,415	289,054,509
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	14,029,476	184,560,566
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	10,834,149	143,916,496
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	6,904,035	96,722,772
	BLACKROCK	LIFEPATH INDEX 2060 FUND Q CLASS	512,423	5,002,225
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	20,454,111	282,256,500
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	28,485,760	442,500,638
	FIAM (FORMERLY PYRAMIS)	SMALL/MID CORE FUND II	6,091,876	98,201,039
	MFS	INTERNATIONAL GROWTH FUND	70,598,963	822,477,923
	SSGA	REAL ASSET FUND	17,277,821	166,661,860

	Total collective investment funds			4,341,235,062

	Common and preferred stocks
*	BAC CAP TR VIII	PREFERRED STOCK	1,000	25,640
*	BANK OF AMERICA CORPORATION	COMMON STOCK	154,528,995	2,600,722,986
*	BANK OF AMERICA CORPORATION	PREFERRED STOCK	750	19,373
	CITIGROUP INC	COMMON STOCK	100	5,175
	EXXON MOBIL CORP	COMMON STOCK	200	15,590
	GENERAL ELEC CAP CORP	PREFERRED STOCK	1,900	48,792
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	510	70,186
	JPMORGAN CHASE & CO	PREFERRED STOCK	750	18,995
*	MERRILL LYNCH CAP TR I	PREFERRED STOCK	1,028	26,136
*	MERRILL LYNCH CAP TR II	PREFERRED STOCK	800	20,328
	OMNISKY CORP	COMMON STOCK	3,500	35
	WELLS FARGO & CO	PREFERRED STOCK	750	19,035

	Total common and preferred stocks			2,600,992,271

	Other investments
	MUTUALS CAPITAL ALLIANCE INC	CLOSELY HELD EQUITY	276,895	45,411
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP	100	2,431

	Total other investments			47,842

	Total non-Master Trust investments			$16,114,416,596

*	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$438,644,046

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 28, 2016	/s/ LYNN COOPER

Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.